

June 14, 2013

Via E-mail
Mr. Hilario Santos Sosa, Chief Executive Officer, Chief Financial Officer and Director
Oroplata Resources, Inc.
#3 – 7 San Marcos
Puerto Plata, Dominican Republic

> **Re: Oroplata Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2013**
> **File No. 333-188752**

Dear Mr. Sosa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. Please revise the disclosure to clearly state that Mr. Sosa is an underwriter in this offering. Similarly revise the plan of distribution, which says Mr. Sosa may be deemed an underwriter.

Hilario Santos Sosa
Oroplata Resources, Inc.
June 14, 2013
Page 2

Prospectus Summary, page 1

3. Please revise your statement on page one that "[a]s an emerging growth company [you]
    are exempt from Section 14A and B of the Securities Exchange Act of 1934" to clarify
    that you are exempt from Section 14A(a) and (b).

4. We note on page one and throughout your prospectus that you have a wholly-owned
    subsidiary names Oroplata Exploraciones E Ingenieria S.R.L. We further note on page
    two that you have "one wholly-owned subsidiary called Oroplata Exoraciones E
    Ingenieria, Orexi, SRL." Revise where necessary to reconcile this disclosure.

Risk Factors, page 4

"Since our officer and director has other business interests. . . .", page 7

5. Please revise to reconcile whether Mr. Sosa will be devoting approximately twenty or
    forty hours of his time per month to your operations. This risk factor provides
    inconsistent disclosure.

Plan of Distribution, page 11

6. We note that your offering will terminate nine months after the effective date of your
    registration statement. Please clarify this in this section. In this regard, we note your
    statement that Mr. Sosa may "continue to sell [his] shares on a continuous basis." In
    addition, revise to clarify that Mr. Sosa *will* sell his shares on a continuous basis. See
    Rule 415(a)(1)(ix) of Regulation C.

Business, page 13

7. Please disclose the material terms of the purchase of the Leomary Gold Claim and file the
    agreement as an exhibit.

Compliance with Governmental Regulations- Essentials of Mining Laws, page 14

8. We note your summary of "important components" of the relevant mining laws. Please
    revise your disclosure to address the effect of the regulations and status of any required
    applications and/or approvals at this stage in your business. See Items 101(h)(4)(viii) and
    (ix) of Regulation S-K. Also, please discuss in greater detail the annual payments and
    any other fees for governmental compliance.

Environmental Permits, page 15

9. We note the estimated cost of an environmental impact study is $100,000. Please revise
    your disclosure to address whether you have received a letter of no objection from the

Ministry of Environment and whether there is an associated cost. Please also address whether you foresee additional drilling and the estimated cost associated with this construction and required environmental license.

Property, page 16

10. In an appropriate location of your filing, please disclose the specific fees and/or work required to keep you mineral rights in good standing.

11. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

12. We note your disclosure of sample results in this section of your filing. Please disclose the sample type associated with each result. For example, clarify if these are chip, grab, or other samples. If the samples are grab samples, disclose the specific sample weight.

13. Additionally, please provide disclosure to clarify if the table with your sample results represents all sampling performed or the best results of the sampling performed. If these are the best results, provide disclosure regarding the total number of samples taken and the significance of the sample results that are not disclosed.

14. Please provide us with the calculation used to convert ppm sample results to grams per metric tonne sample results. For example, referencing the data for sample No. 293, provide the calculation used to convert 151 ppb gold to 11.84 grams per metric tonne.

15. We note that the company does not require office space "due to having limited employees, other than Mr. Sosa." Please revise to clarify whether you have more than one employee.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 25

Rule 144 Shares, page 26

16. We note your summary of Rule 144 on page 26. Please revise to provide clear disclosure regarding how Rule 144 applies to the company's shares outstanding.

Management's Discussion of Financial Condition and Results of Operations, page 44

17. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you

in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. In particular, add disclosure relating to your plan of operations, the intended timing and the impact that funding would have on the timing.

Liquidity and Capital Resources, page 44

18. We note you disclose that as of March 31, 2013 you had a positive working capital position of $38,398. It appears this amount should be $28,398. Please modify your disclosure consistent with the amounts in your financial statements.

19. Revise to discuss your financial position both without any additional funding and with additional funding. For instance, address how long you can remain a reporting company without additional funding.

Directors and Executive Officers, page 45

20. Revise to provide a complete business background for Mr. Sosa. In this regard, we note that he is only able to devote a few hours to Oroplata per week due to "other business interests", as disclosed in your filing on page seven, but you do not address his current or recent business interests. See Item 401(e)(1) of Regulation S-K.

21. Revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e)(1) of Regulation S-K.

Part II
Information not Required in the Prospectus, page 49

Other Expenses of issuance and Distribution, page 49

22. We note $2,500 in "[m]iscellaneous and sundry expenses." In footnote disclosure, please disclose the reasonable components of this category, which comprises 12% of total offering expenses.

Recent Sales of Unregistered Securities, page 50

Signatures

23. In addition to your principal executive and financial officers, your registration statement must be signed by your principal accounting officer or controller. Please revise accordingly. See Section VI.C. of Form S-1.

Exhibit 23.2 – Consent of Goldman Accounting Services CPA, PLLC

24. Your auditor's consent references their report dated May 21, 2013, whereas the audit report included on page 29 is dated May 22, 2013. Please advise your independent accountant to provide a consent for the appropriate report date (i.e. May 22, 2013) and amend your registration statement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director